Exhibit 3.84
CERTIFICATE OF FORMATION
OF
ALLIED WASTE RECYCLING SERVICES OF NEW HAMPSHIRE, LLC
1.	The name of the limited liability company is:

Allied Waste Recycling Services of New Hampshire, LLC

2.	The limited liability company is to be managed by its members.

3.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Allied Waste Recycling Services of New Hampshire, LLC this 18th day of August, 2006.
BROWNING-FERRIS INDUSTRIES, LLC
a Delaware limited liability company,
Sole Member

By:	/s/ Jo Lynn White
Jo Lynn White
Secretary